Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year ended December 31,
	2012	2011	2010	2009	2008
EARNINGS AS DEFINED
Earnings from operations before income taxes and before adjustments for net income attributable to noncontrolling interests and after eliminating undistributed earnings of equity method investees	$86.9	$91.4	$108.1	$79.9	$272.1
Preferred stock dividend (pre-tax equivalent)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Fixed charges	114.6	104.7	82.1	92.7	109.2
TOTAL EARNINGS, AS DEFINED	$201.2	$195.8	$189.9	$172.3	$381.0
FIXED CHARGES, AS DEFINED
Interest expense	$103.5	$94.8	$73.7	$82.1	$98.4
Amortization of capitalized expenses related to debt	3.3	4.4	3.3	4.5	5.7
Preferred stock dividend (pre-tax equivalent)	0.3	0.3	0.3	0.3	0.3
Interest component of rent expense	7.5	5.2	4.8	5.8	4.8
TOTAL FIXED CHARGES, AS DEFINED	$114.6	$104.7	$82.1	$92.7	$109.2
RATIO OF EARNINGS TO FIXED CHARGES	1.8	1.9	2.3	1.9	3.5